Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606

May 25, 2022

VIA EDGAR TRANSMISSION

David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Investment Managers Series Trust II (the “Trust”)
Post-Effective Amendment No. 280 / 283 to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”)
File Nos. 333-191476, 811-22894

Dear Mr. Orlic:

This correspondence responds to comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on March 28, 2022, April 25, 2022 and May 10, 2022, with respect to the Registration Statement and the Trust’s series, the AXS 2X TSLA Bear ETF, AXS 2X NVDA Bear ETF, AXS 2X COP Bear ETF, AXS 2X BA Bear ETF, AXS 2X PYPL Bear ETF, AXS 2X WFC Bear ETF, AXS 2X PFE Bear ETF, AXS 2X CRM Bear ETF and AXS 2X NKE Bear ETF (referred to herein as the “Bear Funds”) and the AXS 2X TSLA Bull ETF, AXS 2X NVDA Bull ETF, AXS 2X COP Bull ETF, AXS 2X BA Bull ETF, AXS 2X PYPL Bull ETF, AXS 2X WFC Bull ETF, AXS 2X PFE Bull ETF, AXS 2X CRM Bull ETF and AXS 2X NKE Bull ETF (referred to herein as the “Bull Funds,” and together with the Bear Funds, the “Funds,” and individually, each a “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

General

1.	As we previously noted, the Funds raise significant legal and policy concerns, we reiterate to the Trust that it should expect to delay the effectiveness of the filing until all outstanding issues are resolved.

Response: The Registrant acknowledges the Staff’s comment and endeavors to work with the Staff to resolve all comments before going effective on the Registration Statement.

2.	Please provide fee table and expense examples at least 5 days prior to effectiveness.

Response: A completed fee table and expense example for the AXS 2X TSLA Bear Daily ETF is shown in the attached Appendix A. The fee table and expense example for each of the Funds will be the same so only one has been included.

3.	Please confirm that there are no material differences among the nine Bear Funds and among the nine Bull Funds other than the company and industry specific risk disclosure.

Response: The Registrant confirms that there are no material differences among the nine Bear Funds and among the nine Bull Funds other than the company and industry specific risk disclosure.

4.	Each Funds’ performance will be driven by its exposure to a single underlying company. As a result, please include a footnote to either the Fund’s schedule of investments or financial statement explaining where investors can view the underlying company’s financial statements.

Response: Pursuant to the Staff’s comment, each Fund will include the below reference to the availability of the underlying issuers financial statements in the Fund’s “Financial Highlights” section:

“Information provided to or filed with the SEC by [the underlying issuer] pursuant to the Exchange Act, including the financial statements of [the underlying issuer] in its Form 10-K, can be located by reference to the SEC file number [SEC File no.] through the SEC’s website at www.sec.gov.”

5.	If the concentration of a particular counterparty is likely to be material, please include disclosure about the counterparty. The type of information, for example, whether financial statements of the counterparty are required, will depend on the concentration level. At a minimum, a material counterparty should be identified in the prospectus. Other required disclosure relating to an underlying issuer also would have to be provided in the prospectus unless it could be provided consistent with the Morgan Stanley & Co., Inc. No-Action Letter (June 24, 1996) (the “MS Letter”). Please provide an analysis of these issues as well as an analysis addressing general consistency of the Funds and their investments with the MS Letter.

Response: The MS Letter contemplated an offering of securities that are exchangeable, on either an optional or a mandatory basis (“Exchangeable Securities”), for the equity securities (or the cash value thereof) of another issuer (“Reference Asset Securities”). The MS Letter provides conditions to determine whether complete financial and non-financial information regarding the issuer of the Reference Asset Securities is required to be disclosed in the filings of the issuer of the Exchangeable Securities.1 The Registrant has reviewed the MS Letter and believes sufficient market interest and publicly available information exists with respect to the issuers of the common shares underlying the Funds’ performance and, therefore, complete financial and non-financial information regarding such issuers is not required to be disclosed in the Funds’ prospectus.

Specifically, the MS Letter provides that “complete disclosure is not required to be set forth in the filings of the issuer of the Exchangeable Securities where there is sufficient market interest and publicly available information regarding the issuer of the Reference Asset Securities.” The MS Letter then concluded that sufficient market interest and publicly available information exists where the issuer of the Reference Asset Securities: (1) has a class of equity securities registered under section 12 of the Exchange Act of 1934, as amended (the “1934 Act”); and (2) is either (i) eligible to use Form S-3 or F-3 under the Securities Act of 1933, as amended (the “1933 Act”) for a primary offering of non-investment grade securities or (ii) meets the listing criteria that an issuer of the Reference Asset Securities would have to meet if the class of Exchangeable Securities was to be listed on a national securities exchange as equity linked securities. In this regard, if sufficient market interest and publicly available information is deemed to be available for the issuer of the Reference Asset Securities, the MS Letter provides that the issuer of the Exchangeable Securities may include abbreviated disclosure about the issuer of the Reference Asset Securities in its registration statement under the 1933 Act and periodic reports under the 1934 Act. As set forth in the MS Letter, abbreviated disclosure should include at least: (1) a brief discussion of the business of the issuer of the Reference Asset Securities; (2) disclosure about the availability of information with respect to the issuer of the Reference Asset Securities; and (3) certain information concerning the market price of the Reference Asset Securities.

[1]	In the MS Letter, the Division of Corporate Finance provided that “complete financial statement and non-financial statement disclosures regarding the issuer of Underlying Securities is material to investors at the time of both the initial sale of the Exchangeable Securities and on a continuous basis thereafter . . . . Since an investor’s return on Exchangeable Securities depends materially on the market performance of the Underlying Securities, holders of the Exchangeable Securities should be provided with full and fair disclosure about the issuer of the Underlying Securities.”

An investor’s return on a Fund’s securities depends principally on the market performance of the corresponding Reference Asset Securities. The Registrant acknowledges that full and fair disclosure about the issuer of the Reference Asset Securities is material to an investor in a Fund. However, the Registrant believes that there is sufficient market interest and publicly information regarding the underlying issuers of the Reference Asset Securities, consistent with the MS Letter, such that financial and non-financial information regarding the issuers should not be required in the Registration Statement. In each case, the Reference Asset Securities are registered under Section 12 of the 1934 Act, and each underlying issuer is eligible to file registration statements on Form S-3. Accordingly, pursuant to the parameters enumerated in the MS Letter, there is deemed to be sufficient market interest and publicly available information and each Fund may include abbreviated disclosure in its Registration Statement as it relates to the underlying issuers of the Reference Asset Securities.

The Registrant does not believe there will be a material investment in any specific swap counterparty and therefore, information relating to the counterparties, such as financial statements, need not be included in the Prospectus. The Registrant expects that each of the swap counterparties will be security related issuers and the Funds’ holdings in swaps with such issuers is subject to Rule 12d3-1. Each Fund intends to comply with section (b) of Rule 12d3-1 and will not exceed the 5% limit of the value of its total assets in any single security related issuer. For any swap counterparties which are not deemed to be securities related issuers, although the Funds could exceed the 5% limit, the Funds intend to diversify among different swap counterparties and do not expect to exceed 5% exposure to any such swap counterparty.

6.	Please ensure that all material features of the contemplated swap agreements have been disclosed. Please also provide an analysis as to whether the swap agreements are material contracts required to be filed as exhibits.

Response: Pursuant to the Staff’s comment, the below language will be added to the SAI under “Investment Strategies, Policies and Risks – Principal Investment Strategies, Policies and Risks – Swaps”:

“Most swaps entered into by a Fund calculate and settle the obligations of the parties to the agreement on a “net basis” with a single payment. Consequently, a Fund’s current obligations (or rights) under a swap will generally be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the “net amount”). Other swaps may require initial premium (discount) payments as well as periodic payments (receipts) related to the interest leg of the swap or to the default of the reference entity. A Fund’s current obligations under most swaps (e.g., total return swaps, equity/index swaps, interest rate swaps) will be accrued daily (offset against any amounts owed to a Fund by the counterparty to the swap) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by segregating or earmarking cash or other assets determined to be liquid. However, typically no payments will be made until the settlement date. The net amount of the excess, if any, of a Fund’s obligations over its entitlements with respect to a swap agreement entered into on a net basis will be accrued daily and an amount of cash or liquid asset having an aggregate NAV at least equal to the accrued excess will be maintained in an account with the Custodian that satisfies the 1940 Act. A Fund also will establish and maintain such accounts with respect to its total obligations under any swaps that are not entered into on a net basis. Obligations under swap agreements so covered will not be construed to be “senior securities” for purposes of a Fund’s investment restriction concerning senior securities.

Swap agreements do not involve the delivery of securities or other underlying assets. Accordingly, if a swap is entered into on a net basis, if the other party to a swap agreement defaults, a Fund’s risk of loss consists of the net amount of payments that the Fund is contractually entitled to receive, if any.”

As stated in response to Comment 5, the Registrant does not believe any agreement with any such counterparty will rise to the level of materiality requiring it to be filed as an exhibit to the Registration Statement.

7.	Please advise whether there is a limit on the extent to which a Fund’s assets can be exposed to a single counterparty and specify any relevant percentages.

Response: As stated in response to comment 5 above, the Registrant expects the swap counterparties to be security related issuers and, under Rule 12d3-1(b)(3) no Fund can invest more than 5% of the value of its total assets in any single issuer. For any counterparties which are not security related issuers, there are reasons for the Funds to diversify their exposure to different swap counterparties and their exposure to such counterparties is unlikely to greatly exceed 5%.

8.	Please provide an analysis as to whether each underlying issuer should be a co-registrant under Rule 140.

Response: The underlying issuers should not be considered co-registrants under Rule 140 of the 1933 Act. Rule 140 provides:

“A person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities . . .. to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of section 2(11) of the [1933 Act].”

Rule 140 only applies to the extent that the “chief part” of a company’s business consists of selling its securities and utilizing the proceeds to purchase the securities of a single issuer or affiliated issuers. Rule 140 does not set forth any standard for identifying the “chief part” of the issuer’s business. However, the Staff has provided that “chief part” indicates an investment of greater than 45% of a fund’s assets in the securities of a particular issuer.2 Each Fund expects to invest up to approximately 10% of its net assets in equity securities of the respective underlying issuer. Each Fund’s investments in securities of the respective underlying issuer will therefore be below the 45% threshold previously detailed by the Staff. The remainder of each Fund’s assets will be invested in swaps that reference the underlying issuer’s securities and cash, cash equivalents and/or treasuries as collateral for the Fund’s swaps. Rule 140, which relates to the purchase of securities of an issuer, would not apply to a Fund’s investments in swaps that reference the corresponding issuer’s securities.

[2]	See FBC Conduit Trust I, SEC No-Action Letter (Oct. 6, 1987).

9.	1) With regard to the Funds' strategies, please advise the relief upon which the Funds are relying. We note that, while leveraged and inverse ETFs may rely upon Rule 6c-11, that rule is limited to seeking leveraged and/or inverse returns of a market index rather than a single issuer.

2) Please advise whether you have had discussions with potential swap counterparties and what sort of margin requirements are being considered. Include an analysis of any impact margin requirements are expected to have on the ability of the Funds to implement their strategies.

3) Please advise, providing hypothetical calculations, how each of the Funds anticipates being able to achieve its objective while remaining in compliance with the Rule 18f-4 value at risk (“VaR”) test.

4) Please advise:

a) how many swap counterparties are anticipated;

b) how these counterparties will hedge their exposure; and

c) what will occur if a counterparty terminates the relationship and there are only a few counterparties.

Please include a discussion of whether, based on preliminary discussions, there any concerns regarding these issues.

5) Please revise Item 9 to more fully explain how the Advisor determines the swaps' notional exposure for a particular day, the impact that notional exposure would have on fund returns, and the potential costs with rolling. Please ensure that this explanation is provided in clear, concise, understandable language.

6) Please advise how the Funds' strategies account for creations and redemptions when determining notional exposure levels.

Response: 1) The Funds will rely on Rule 6c-11. Rule 6c-11, by design, was intended to create a consistent regulatory framework for ETFs and a level playing field among ETF sponsors. Contrary to the Staff’s comment, Rule 6c-11 is not limited to ETFs seeking leveraged and/or inverse returns of a market index. Rather, Rule 6c-11 is available for all ETFs, other than ETFs structured as UITs or as a separate share class of a mutual fund. This includes ETFs that seek to provide investment results that correspond to the performance over a predetermined period of time, by a specified multiple of or the inverse of, a benchmark that is not a market index.

2) The Adviser confirms that it has engaged in discussions with potential swap counterparties, and it does not currently expect any margin requirements to have a material impact on the implementation of the Funds’ investment strategies. The Adviser expects the margin requirements to be approximately 35%, such that the initial mark-to-market value of the margin related to the swap value will be sufficient to meet the Funds’ applicable investment exposure.

3) The Funds intend to comply with the requirements of Rule 18f-4. The Funds’ portfolio transactions will be conducted pursuant to a written derivatives risk management program, which includes policies and procedures that are reasonably designed to manage the risks of the Funds’ usage of derivatives, as required by Rule 18f-4. The program is administered and overseen by a committee that has been designated by the Funds’ board of trustees (the “Board”) as the derivatives risk manager. The program will identify and provide an assessment of the Funds’ derivatives usage and risks as they pertain to the Funds’ usage of swaps and any other derivatives as applicable. The program will provide risk guidelines that, among other things, consider and provide for: (1) limits on the Funds’ derivatives exposure; (2) monitoring and assessment of the Funds’ exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of the Funds’ counterparties; and (4) monitoring of margin requirements, position limits and position accountability levels. Additionally, the program will provide for stress testing, back-testing, internal reporting and escalation, and periodic review in compliance with Rule 18f-4. Data relating to such functions will be made available by a third-party service provider engaged by the Funds for analysis and monitoring by the Funds’ derivatives risk manager.

In accordance with the Staff’s comment, the Funds will provide under a separate cover for the Staff’s review prior to the effective date of the Registration Statement a hypothetical example of VaR testing based on each Fund’s anticipated current portfolio construction.

4) (a) The Adviser initially expects to trade with at least six to eight swap counterparties for each Fund, each subject to the terms and conditions of an ISDA Master Agreement published by the International Swaps and Derivatives Association. The Adviser evaluates and monitors the creditworthiness of the Funds’ counterparties in accordance with its counterparty due diligence policies and procedures.

(b) The Adviser expects the swap counterparties, which are major global financial institutions, to hedge their exposure after entering into swap agreements with the Fund in accordance with applicable federal law. The Adviser expects each swap counterparty to simultaneously hedge its exposure by entering into a position opposite to the underlying issuer in the swap, with a profit for the respective counterparty equal to the difference between the margin payment received by the Fund and the cost of this hedge.

(c) If a counterparty terminates its relationship with a Fund, the Adviser expects to be able to turn to other counterparties to sufficiently absorb the requisite exposure required by the Fund to achieve its investment objective. In the event a Fund is unable to obtain investment exposure pursuant to its stated investment objective due to an insufficient number of a market participants, the Adviser will make a recommendation and the Fund’s Board of Trustees will make a determination on the appropriate course of action for the Fund that is in the best interest of shareholders, which may include, but is not limited to, a recommendation to change the investment objective of the Fund or the liquidation of the Fund.

The Adviser currently does not have any concerns regarding any of these issues based on its preliminary discussions with counterparties and evaluations of each Fund’s investment strategies.

5) In accordance with the Staff’s comment, the Registrant will add the following paragraphs under “Additional Information About the Funds Principal Investment Strategies—The Bear Funds” and “Additional Information About the Funds Principal Investment Strategies—The Bull Funds” to describe how the Adviser determines the swaps notional exposure, the impact of such notional exposure, and the potential costs associated with rolling, which is included below for the Staff’s reference:

The Bear Funds

“Each Bear Fund will enter into swap agreements with major global financial institutions for a specified period ranging from one day to more than one year whereby the respective Bear Fund and the global financial institution will agree to exchange the return earned or realized on the underlying security. The gross returns to be exchanged or “swapped” between the parties is calculated with respect to a “notional amount,” e.g., the return on or change in value of a particular dollar amount representing the underlying security. Each trading day the Adviser adjusts each Bear Fund’s exposure to its underlying security consistent with the Bear Fund’s daily inverse investment objective. The impact of market movements during the day determines whether the portfolio needs to be repositioned. If the value of the underlying security has risen on a given day, the value of the Bear Fund’s net assets should fall, meaning its exposure will typically need to be reduced. Conversely, if the value of the underlying security has fallen on a given day, the value of the Bear Fund’s net assets should rise, meaning its exposure will typically need to be increased.

The time and manner in which a Bear Fund rebalances its portfolio may vary from day to day at the sole discretion of the Adviser depending upon market conditions and other circumstances. Generally, at or near the close of the market at each trading day, each Bear Fund will position its portfolio to ensure that the Bear Fund’s exposure to its underlying security is consistent with its stated investment objective. Each Bear Fund reviews its notional exposure under each of its swap agreement, which reflects the extent of the Bear Fund’s total investment exposure under the swap, to ensure that the Bear Fund’s exposure is in-line with its stated investment objective. The gross returns to be exchanged are calculated with respect to the notional amount and the underlying security returns to which the swap is linked. Swaps are typically closed out on a net basis. Thus, while the notional amount reflects a Bear Fund’s total investment exposure under the swap, the net amount is the Bear Fund’s current obligations (or rights) under the swap. That is the amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement. If for any reason a Bear Fund is unable to rebalance all or a portion of its portfolio, or if all or a portion of the portfolio is rebalanced incorrectly, the Bear Fund’s investment exposure may not be consistent with the Bear Fund’s investment objective. As a result, a Bear Fund may be more or less exposed to leverage risk than if it had been properly rebalanced and may not achieve its investment objective. To the extent that a Bear Fund needs to “roll” its swap positions (i.e., enter into new swap positions with a later expiration date as the current positions approach expiration), it could be subjected to increased costs, which could negatively impact the Bear Fund’s performance.”

The Bull Funds

“Each Bull Fund will enter into swap agreements with major global financial institutions for a specified period ranging from one day to more than one year whereby the respective Bull Fund and the global financial institution will agree to exchange the return earned or realized on the underlying security. The gross returns to be exchanged or “swapped” between the parties is calculated with respect to a “notional amount,” e.g., the return on or change in value of a particular dollar amount representing the underlying security. Each trading day the Adviser adjusts each Bull Fund’s exposure to its underlying security consistent with the Bull Fund’s daily inverse investment objective. The impact of market movements during the day determines whether the portfolio needs to be repositioned. If the value of the underlying security has risen on a given day, the value of the Bull Fund’s net assets should rise, meaning its exposure will typically need to be increased. Conversely, if the value of the underlying security has fallen on a given day, the value of the Bull Fund’s net assets should fall, meaning its exposure will typically need to be reduced.

The time and manner in which a Bull Fund rebalances its portfolio may vary from day to day at the sole discretion of the Adviser depending upon market conditions and other circumstances. Generally, at or near the close of the market at each trading day, each Bull Fund will position its portfolio to ensure that the Bull Fund’s exposure to its underlying security is consistent with its stated investment objective. Each Bull Fund reviews its notional exposure under each of its swap agreement, which reflects the extent of the Bull Fund’s total investment exposure under the swap, to ensure that the Bull Fund’s exposure is in-line with its stated investment objective. The gross returns to be exchanged are calculated with respect to the notional amount and the underlying security returns to which the swap is linked. Swaps are typically closed out on a net basis. Thus, while the notional amount reflects a Bull Fund’s total investment exposure under the swap, the net amount is the Bull Fund’s current obligations (or rights) under the swap. That is the amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement. If for any reason a Bull Fund is unable to rebalance all or a portion of its portfolio, or if all or a portion of the portfolio is rebalanced incorrectly, the Bull Fund’s investment exposure may not be consistent with the Bull Fund’s investment objective. As a result, a Bull Fund may be more or less exposed to leverage risk than if it had been properly rebalanced and may not achieve its investment objective. To the extent that a Bull Fund needs to “roll” its swap positions (i.e., enter into new swap positions with a later expiration date as the current positions approach expiration), it could be subjected to increased costs, which could negatively impact the Bull Fund’s performance.”

6) Each Fund’s portfolio will be adjusted in accordance with creation and redemption activity at the end of each day.

10.	Please advise whether the Funds have discussed the listing of these products with any exchanges. If so, which exchanges? Please also advise whether those exchanges have expressed any concerns with listing the Funds.

Response: The Adviser has held conversations with the NASDAQ Stock Market, LLC and has not been notified of any listing standards issues relating to the Funds.

11.	Please advise what, if any, approval the Funds have obtained from the underlying issuers to use those issuers’ ticker symbols in the Funds’ names and/or the prospectus. Please advise whether the Funds have entered into any contractual arrangements with the issuers. If so, please file the contracts as exhibits and disclose any material terms in the prospectus, including who is responsible for paying any charges/fees. If no approval was sought or obtained, please advise why.

Response: The Registrant has not obtained any license, trademark or other permission from the underlying issuers regarding the use of the ticker symbols in the Funds names or Prospectus. The Registrant believes that no such permission is necessary because the Registrant believes it is in compliance with the federal securities laws and intellectual property laws in connection with its disclosure of underlying issuers. The Registrant notes that the Funds are actively-managed funds (and not index tracking funds) and in this regard the Registrant is not aware of any licensing requirements under intellectual property laws. The Funds’ use of the underlying issuers’ ticker symbols and names throughout the Registration Statement is in reference to their underlying exposure and is included for disclosure purpose in response to the requirements of Form N-1A under the 1940 Act. This approach is similar to the manner in which other funds reference their underlying exposure, including single issuers, funds and indices, in other registration statement filings. For example, the AXS 2X TSLA Bear ETF’s disclosure relating to Tesla, Inc. is consistent with numerous structured products registered under the 1933 Act that have exposure to Tesla, Inc.3 Further, ticker symbols are not necessarily trademarks. If a ticker symbol were a trademark (registered or not), similar use of a third-party trademark in connection with the name and description of an unlicensed financial product has been held to be fair use and not trademark infringement.4

12.	An ETF may only suspend the redemption of creation units in accordance with section 22(e) of the Investment Company Act and may only suspend the issuance of creation units for a limited time and only due to extraordinary circumstances. See Exchange-Traded Funds, Investment Company Act Release No. 33646, at pp. 56-59 (Sept. 25, 2019) (Adopting Release). As the Commission has noted, “[a]n ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism, resulting in significant deviations between market price and NAV per share.” See id. Given that the Funds' investment objectives involve gaining a market exposure to a single common stock—please address in your response whether the Funds will be able to continue to issue and redeem creation units where there exist market, regulatory or other issues affecting the liquidity, trading, settlement and/or valuation of such common stock. Have the Funds considered specific circumstances, including some that may not be “extraordinary”, that might require suspending creations or redemptions? Where applicable, please describe considerations with respect to the issuance of creation units separately from considerations with respect to the redemption of creation units. Please also include the following in your analysis:

[3]	See e.g., JPMorgan Chase Financial Company LLC (Registration Statement Nos. 333-236659 and 333-236659-01; Rule 424(b)(2) (filed March 16, 2022)); Morgan Stanley Finance LLC (Registration Statement Nos. 333-250103; 333-250103-01; Rule 424(b)(2) (filed February 22, 2022)).
[4]	See New York Mercantile v. Intercontinental Exchange, 389 F. Supp. 2d 527. (“Because ICE uses NYMEX marks merely to describe economic aspects of its OTC derivative contracts, ICE's use of NYMEX's marks constitutes fair use of those marks.”) (Trademark portion of decision not appealed.)

- If a Fund achieves its intended exposure indirectly through other instruments, a description of how the analysis differs. For example, if there are issues affecting the liquidity of a single security that would impact a Fund’s ability to create and redeem, how would the impact differ where the Fund is exposed to such single security indirectly?

- A discussion of whether counterparties may be unwilling to enter into swap transactions if they are unable to hedge their exposure due to the underlying issue with the stock.

- A description of the monitoring or other mechanisms that will be implemented to ensure that such market, regulatory or other issues do not translate into a Fund’s inability to create and redeem creation units.

- A description of the considerations that the Fund’s board and the Advisor gave to the appropriateness of the Funds' investment objectives and strategies, given the narrow market exposure and potential issues with issuing and redeeming creation units.

Response: In selecting the single stock issuer exposures for the Funds’ leverage and inverse investment strategies, the Adviser considered only seasoned issuers with identified track records of high trading volume and liquidity, with the view of minimizing the investment risks of exposure to a single issuer presented by the Staff. The Adviser reviewed liquidity and trading market data for each underlying issuer. The Adviser believes that these underlying issuers, with historical track records of high trading volumes and market pricing that allows for market hedging, has effectively supported the demand for participation from swap counterparties. The Adviser presented these attributes of the underlying issuers to the Trust’s Board for its consideration of the Fund’s ability to implement its investment strategy.

The Funds confirm that a suspension of redemption of creation units would only be in accordance with section 22(e) of the 1940 Act. Section 22(e) of the 1940 Act generally prohibits a registered open-end management investment company, including exchange-traded funds, from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a securities for redemption, except in certain circumstances. Rule 22c-1 under the 1940 Act requires the Funds to sell and redeem its shares at a price based upon the current NAV next computed after receipt of an order to purchase or redeem shares. Under Rule 6c-11, a delay in satisfaction of redemption requests for more than seven days is only permitted to the extent additional time for settlement is actually required due to a local market holiday or the extended delivery cycles of a foreign market. The Funds will meet redemption requests at the next determined NAV of the respective Fund for cash or in-kind, as determined by the Fund to be in the best interests of shareholders. In the event of an extended trading halt in the underlying issuer’s shares, the Funds would expect that the portion of the redemption baskets made up of the underlying issuer’s shares would be delivered in-kind.

Consistent with Rule 6c-11’s adopting release, which expressed the Staff’s concern regarding an ETF that suspends the issuance of creation units, the Funds do not anticipate circumstances in which the Fund would be required to suspend creation orders. In this regard, the Funds expect to suspend creations orders only in extraordinary circumstances, such as situations in which (a) the order is not in proper form or the deposit securities delivered do not consist of the securities that the Fund’s custodian specified; (b) the deposit securities or deposit cash, as applicable, delivered by an authorized participant are not as disseminated through the facilities of the NSCC for that date by the Fund’s custodian; (c) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (d) the acceptance of the creation deposit would, in the opinion of counsel, be unlawful; (e) acceptance or receipt of the order for a creation unit would, in the opinion of counsel to the Trust, be unlawful; or (f) circumstances outside the control of the Trust, the custodian, the transfer agent, distributor and/or the Advisor would make it for all practical purposes not feasible to process orders for creation units. Outside of these circumstances, the Funds expects to issue creation units at the next determined NAV of the respective Fund for cash or in-kind, as determined by the Fund to be in the best interests of shareholders. In the event of an extended trading halt in the underlying issuer’s shares, the Funds would expect that portion of the creation baskets to be in-kind.

If trading in the common stock of an underlying issuer were halted, the listing exchange would simultaneously halt trading of the shares of the associated Fund during this time-period. As described above, notwithstanding a halt in trading of a Fund due to an underlying issuer trading halt, the Adviser does not expect that a Fund will be required to discontinue the issuance and redemption of creation units. If the underlying issuer’s market disruption is perceived to be extended in nature (i.e. beyond the end of day trading), the applicable Fund and Adviser would anticipate consulting with the listing exchange and the Staff to confirm the applicable Fund’s course of action with respect to creation unit transactions. A Fund may also, in consultation with the Board, consider other alternatives for the Fund, including an amendment to the investment objective and/or principal investment strategies (each of which are non-fundamental policies of the Fund) or the liquidation of the Fund. The Registrant and Adviser believe this circumstance would be no different than that of other funds that have been, on a temporary basis, unable to invest in the necessary instruments and/or markets to achieve their principal investment strategies.

A trading halt in an underlying issuer’s common stock that extends beyond the end of a trading day may prevent a Fund’s swap counterparty from hedging its exposure to the Fund. However, the Adviser has reviewed each underlying issuer’s trading history and notes there have been minimal to no trading halts for each of the underlying issuers over the past 10 years, the most impactful of which were the circuit breaker halts during the COVID-19 shock in 2020 (which would have impacted ETFs broadly). Although a trading halt of an underlying issuer’s common stock may occur in the future regardless of its trading history, the Adviser expects any future halt to be temporary in nature (i.e. lifted prior to the end of trading hours) as the underlying issuers are all large-cap, well known issuers. With respect to the underlying issuers, any trading halt occurrence has been for a very limited time-period. For example, TSLA experienced a trading halt for approximately 1.5 hours in August 2018. Based on this history, the Adviser expects that each Fund will be able to implement swap arrangements to achieve its respective desired investment outcomes. If the trading halt was lifted prior to the next trading day, the halt would have no economic impact on the swap counterparty or its ability and willingness to continue with swap arrangements on future trading days.

In recognition of the risks presented by the above, each Fund has added a new “Trading Halt Risk” risk factor to the prospectus, as follows:

“Trading Halt Risk. Although the [underlying issuer’s] shares are listed for trading on an exchange, there can be no assurance that an active trading market for such shares will be available at all times and the exchange may halt trading of such shares in certain circumstances. A halt in trading in the underlying issuer’s may, in turn, result in a halt in the trading in the Fund’s shares. Trading in the [underlying issuer’s] and/or Fund’s shares on the exchange may be halted due to market conditions or for reasons that, in the view of the exchange, make trading in the [underlying issuer’s] and/or Fund’s shares inadvisable. In addition, trading in the [underlying issuer’s] and/or Fund’s shares on an exchange is subject to trading halts caused by extraordinary market volatility pursuant to exchange “circuit breaker” rules.” In the event of a trading halt for an extended period of time, the Fund may be unable to execute arrangements with swap counterparties that are necessary to implement the Fund’s investment strategy.”

The Adviser considered whether other factors relating to the Funds’ principal investment strategy that relies on investment exposure to a single issuer could affect the ability of a Fund to issue and redeem creation units. In this regard, no other unique issues were identified outside of the standard market disruption events that may cause the suspension of trading in an underlying issuer’s securities, which, in turn, could result in the inability to determine end of day pricing with a Fund’s swap counterparty.

For the purposes of monitoring the ability to conduct creation and redemption unit transactions, the Adviser and its portfolio managers will employ a market monitoring system similar to that of other ETFs managed by the Adviser. In general, the Registrant expects that creation and redemption capabilities will be available at any time the market for the underlying issuers is open for trading. In addition, the Adviser will monitor market availability and swap counterparty participation from the time that a creation or redemption order is placed until the settlement of the order at the end of the day. Specifically, the Adviser will monitor each underlying issuer’s market availability and confirm that the arrangement with each Fund’s swap counterparty is in place for the purposes of swap agreement settlement and Fund pricing. To the extent a trading halt on an underlying issuer occurs between the time of creation or redemption order and settlement, the Adviser expects to continue to offer creation and redemption baskets in the manner as described above.

13.	Please advise as to which benchmark each Fund will use for performance purposes.

Response: The Funds intend to use the Standard and Poor's 500 Index as their performance benchmark.

14.	Please advise approximately how many counterparties the Funds expect to use and what percentage of each Fund’s assets and investment exposure are expected to be related to each of these counterparties.

Response: Each Fund intends to use roughly six to eight counterparties. As mentioned above in response to General–Comment 5 and Comment 7, the Registrant expects that each of the swap counterparties will be a security related issuer and the Funds’ holdings in swaps with such issuers is subject to Rule 12d3-1. Therefore, each Fund will not exceed the 5% limit of the value of its total assets in any single security related issuer in compliance with section (b) of Rule 12d3-1. For any swap counterparties which are not deemed to be securities related issuers, although the Funds could exceed the 5% limit, the Funds intend to diversify among different swap counterparties and do not expect to exceed 5% exposure to any such swap counterparty.

15.	Please advise how the Funds intend to market themselves to investors and whether they will be marketed directly through third party distributors or in some other way. Please advise who is the target audience for the Funds and whether the Funds will be marketed directly to retail investors.

Response: Per the disclaimers included in the Prospectus, the Funds will only be marketed to sophisticated investors. The Advisor intends to use internal wholesalers for the distribution of the Funds. The target audience to whom the Funds will be marketed are professional advisors and broker-dealers.

16.	For the Bear Funds, please advise how a sudden increase in the price of the underlying issuer could impact a Fund’s ability to provide its inverse exposure. In your explanation, please discuss the historical sudden price movements in the underlying issuers and how that would have impacted the respective Fund’s ability to provide inverse exposure. Please also discuss how trading halts would impact the Funds’ ability to provide inverse exposure.

Response: Each Bear Fund will reset its exposure to its underlying issuer on a daily basis. Therefore, any sudden increase in the price of the underlying issuer will cause a loss for the Fund, but will not affect the Fund’s ability to provide its stated inverse exposure going forward, similar to other inverse funds that use a broad market index as the underlying asset. In connection with the Staff’s comment, the Bear Funds will add disclosure that they will seek to limit daily losses to a certain percentage to the Prospectus. If there were a trading halt to any of the underlying securities that was more than a temporary halt the Exchange would halt trading of the respective Fund as well.

17.	Please advise how each Fund expects portfolio composition to look generally. Please detail the amount of each Fund’s assets that are expected to be allocated to the different asset types.

Response: Each Fund will have a portfolio that consists of over the counter swaps and cash, cash equivalents or treasuries as collateral for the Fund’s swaps. Each Fund may also invest in the securities of the underlying issuer (up to approximately 10%). The Registrant will provide detailed information regarding the amount of exposure each Fund has to these different asset types under a separate cover.

18.	Please advise what the ticker symbol for each Fund will be.

Response: The Funds will use the ticker symbols set forth below.

Fund	Ticker	Fund	Ticker
AXS 2X TSLA Bear ETF	TSLQ	AXS 2X TSLA Bull ETF	TSLU
AXS 2X NVDA Bear ETF	NVDS	AXS 2X NVDA Bull ETF	NVDB
AXS 2X COP Bear ETF	COPQ	AXS 2X COP Bull ETF	COPL
AXS 2X BA Bear ETF	BAS	AXS 2X BA Bull ETF	BAT
AXS 2X PYPL Bear ETF	PYPS	AXS 2X PYPL Bull ETF	PYPT
AXS 2X WFC Bear ETF	WFCS	AXS 2X WFC Bull ETF	WFCT
AXS 2X PFE Bear ETF	PFES	AXS 2X PFE Bull ETF	PFEL
AXS 2X CRM Bear ETF	CRMS	AXS 2X CRM Bull ETF	CRML
AXS 2X NKE Bear ETF	NKEQ	AXS 2X NKE Bull ETF	NKEL

19.	Please advise how, if a Fund were to get sufficiently large, it could impact trading in the underlying stock and any resulting impacts on the Fund.

Response: The Adviser will provide to the Staff, under a separate, cover, data that details the relationship of current trading volumes of the underlying issuers and the estimated trading volumes for the Funds.

20.	Please add the word “daily” to each Fund’s name, in light of each Fund’s objective of seeking daily investment results, before fees and expenses that correspond to 2X the daily performance or the inverse of the daily performance, respectively, of the underlying stock.

Response: Pursuant to the Staff’s comment the word “Daily” will be added to each Fund’s name.

Cover Page

1.	Please advise how you determine that these Funds are 2X funds, given the Fund’s stated strategy to manage exposure to 45% of performance in a single day. Include an analysis as to whether the names are misleading for this reason.

Response: The Bull Funds will not produce less than twice the performance of the underlying issuers beyond 45%. The disclosure relating to limiting losses and gains to not more than 90% has been removed for the Bull Funds. The Bear Funds will produce two times the inverse of the underlying issuer up to a 45% gain of the underlying issuer over a single trading day. The Advisor believes it is highly unlikely that any of the underlying issuers will see such gain on any one single trading day. Therefore, the Registrant feels the Bear Funds are 2X funds and the names are not misleading as they will produce two times the inverse of the underlying securities the vast majority of the time and only under extreme market conditions will they produce less (which will be to the shareholders’ benefit).

Principal Investment Strategy

1.	Please include a Names Rule 80% policy regarding maintaining 80% exposure to, or 80% of assets in, financial instruments with economic characteristics that should perform plus or minus twice the performance of Tesla or the underlying stock, as the case may be.

Response: Pursuant to the Staff’s comment each Fund will add language similar to the below under “Principal Investment Strategy:

“Under normal market circumstances, the Fund will maintain at least 80% exposure to financial instruments that provide [leveraged exposure/inverse leveraged exposure] to the daily performance of [underlying issuer].”

2.	Please confirm how the Funds’ derivatives exposure will be measured for purposes of the 80% policy.

Response: Each Fund will measure its derivative exposure based on the notional value of the derivatives in which it invests.

3.	Please advise how the Funds will be able to create and redeem Fund shares and achieve its investment objective if trading in the underlying stock has been halted. In addition, please also explain any actions the Funds may take in response to a stock offering, business combination, or other major corporate action by the underlying issuer.

Response: The Registrant references the response to Comment 12 above in relation to how the Funds will be able to create and redeem shares and achieve their investment objectives if trading in the underlying securities has been halted. Each Fund intends to continuously implement its two times strategy without regard to any corporate actions such as stock offerings, business combinations, or other major corporate actions.

Risk Factors

1.	We note that there is a statement relating to concentration in an industry for the underlying issuer and a risk factor relating to the industry of the underlying issuer. Please advise why there is no general concentration risk factor stating the risk of concentrating in an industry.

Response: Pursuant to the Staff’s comment the below concentration risk will be added for each Fund:

“Concentration Risk. The Fund will be concentrated in the industry assigned to [underlying issuer] (i.e., hold more than 25% of its total assets in investments that provide [leveraged exposure/inverse leveraged exposure] to the industry assigned to [underlying issuer]). A portfolio concentrated in a particular industry may present more risks than a portfolio broadly diversified over several industries.”

2.	At the top of page 3 of the Prospectus it states, “[t]his prospectus relates only to the securities offered hereby and does not relate to TSLA or other securities of Tesla, Inc.” Please modify this statement as the Staff believes the Prospectus does directly relate to TSLA and securities of Tesla, Inc.

Response: Pursuant to the Staff’s comment the referenced sentence has been removed for each Fund.

3.	Please disclose all relevant factors/risks relating to the SEC regime for security based swaps.

Response: Pursuant to the Staff’s comment the following language has been added to the SAI under “Investment Strategies, Policies and Risks – Principal Investment Strategies, Policies and Risks – Swaps”:

“In recent years, regulators across the globe, including the CFTC and the U.S. banking regulators, have adopted collateral requirements applicable to uncleared swaps. While a Fund is not directly subject to these requirements, where a Fund’s counterparty is subject to the requirements, uncleared swaps between a Fund and that counterparty are required to be marked-to-market on a daily basis, and collateral is required to be exchanged to account for any changes in the value of such swaps. The rules impose a number of requirements as to these exchanges of collateral, including as to the timing of transfers, the type of collateral (and valuations for such collateral) and other matters that may be different than what a Fund would agree with its counterparty in the absence of such regulation. In all events, where a Fund is required to post collateral to its swap counterparty, such collateral will be posted to an independent bank custodian, where access to the collateral by the swap counterparty will generally not be permitted unless a Fund is in default on its obligations to the swap counterparty.

In addition to the variation margin requirements, regulators have adopted “initial” margin requirements applicable to uncleared swaps. Where applicable, these rules require parties to an uncleared swap to post, to a custodian that is independent from the parties to the swap, collateral (in addition to any variation margin noted above) in an amount that is either (i) specified in a schedule in the rules or (ii) calculated by the regulated party in accordance with a model that has been approved by that party’s regulator(s). Effective September 1, 2022, the initial margin rules will apply to the swap trading relationships of Funds with average aggregate notional amounts that exceed $8 billion. These rules may impose significant costs on a Fund’s ability to engage in uncleared swaps and, as such, could adversely affect the Advisor’s ability to manage a Fund, may impair a Fund’s ability to achieve its investment objective and/or may result in reduced returns to a Fund’s investors.

The Dodd-Frank Wall Street Reform and Consumer Protection Act and related regulatory developments have imposed comprehensive new regulatory requirements on swaps and swap market participants. The regulatory framework includes: (1) registration and regulation of swap dealers and major swap participants; (2) requiring central clearing and execution of standardized swaps; (3) imposing collateral requirements on Swap transactions; (4) regulating and monitoring swap transactions through position limits and large trader reporting requirements; and (5) imposing recordkeeping and centralized and public reporting requirements, on an anonymous basis, for most swaps. The CFTC is responsible for the regulation of most swaps. The SEC has jurisdiction over a small segment of the market referred to as “security-based swaps,” which includes swaps on single securities or credits, or narrow-based indices of securities or credits.

Uncleared swaps. In an uncleared swap, the swap counterparty is typically a brokerage firm, bank or other financial institution. A Fund customarily enters into uncleared swaps based on the standard terms and conditions of an International Swaps and Derivatives Association (“ISDA”) Master Agreement. ISDA is a voluntary industry association of participants in the OTC derivatives markets that has developed standardized contracts used by such participants that have agreed to be bound by such standardized contracts. In the event that one party to a swap transaction defaults and the transaction is terminated prior to its scheduled termination date, one of the parties may be required to make an early termination payment to the other. An early termination payment may be payable by either the defaulting or non-defaulting party, depending upon which of them is “in-the-money” with respect to the swap at the time of its termination. Early termination payments may be calculated in various ways, but are intended to approximate the amount the “in-the-money” party would have to pay to replace the swap as of the date of its termination. During the term of an uncleared swap, a Fund will be required to pledge to the swap counterparty, from time to time, an amount of cash and/or other assets equal to the total net amount (if any) that would be payable by a Fund to the counterparty if all outstanding swaps between the parties were terminated on the date in question, including any early termination payments. Periodically, changes in the amount pledged are made to recognize changes in value of the contract resulting from, among other things, interest on the notional value of the contract, market value changes in the underlying investment, and/or dividends paid by the issuer of the underlying instrument. Likewise, the counterparty will be required to pledge cash or other assets to cover its obligations to a Fund. However, the amount pledged may not always be equal to or more than the amount due to the other party. Therefore, if a counterparty defaults in its obligations to a Fund, the amount pledged by the counterparty and available to a Fund may not be sufficient to cover all the amounts due to a Fund and the Fund may sustain a loss. Rules requiring initial margin to be posted by certain market participants for uncleared swaps have been adopted and are being phased in over time. When these rules take effect with respect to the Funds, if a Fund is deemed to have material swaps exposure under applicable swap regulations, it will be required to post initial margin in addition to variation margin.

Cleared swaps. Certain standardized swaps are subject to mandatory central clearing and exchange-trading. The Dodd-Frank Act and implementing rules will ultimately require the clearing and exchange-trading of many swaps. Mandatory exchange-trading and clearing will occur on a phased-in basis based on the type of market participant, CFTC approval of contracts for central clearing and public trading facilities making such cleared swaps available to trade. To date, the CFTC has designated only certain of the most common types of credit default index swaps and interest rate swaps as subject to mandatory clearing and certain public trading facilities have made certain of those cleared swaps available to trade, but it is expected that additional categories of swaps will in the future be designated as subject to mandatory clearing and trade execution requirements. Central clearing is intended to reduce counterparty credit risk and increase liquidity, but central clearing does not eliminate these risks and may involve additional costs and risks not involved with uncleared swaps.

In a cleared swap, a Fund’s ultimate counterparty is a central clearinghouse rather than a brokerage firm, bank or other financial institution. Cleared swaps are submitted for clearing through each party’s FCM, which must be a member of the clearinghouse that serves as the central counterparty. Transactions executed on a swap execution facility may increase market transparency and liquidity but may require a Fund to incur increased expenses to access the same types of swaps that it has used in the past. When a Fund enters into a cleared swap, it must deliver to the central counterparty (via the FCM) initial margin. The initial margin requirements are determined by the central counterparty, and are typically calculated as an amount equal to the volatility in market value of the cleared swap over a fixed period, but an FCM may require additional collateral above the amount required by the central counterparty. During the term of the swap agreement, an additional collateral amount may also be required to be paid by a Fund or may be received by a Fund in accordance with collateral controls set for such accounts. If the value of the Fund’s cleared swap declines, the Fund will be required to make additional payments to the FCM to settle the change in value. Conversely, if the market value of a Fund’s position increases, the FCM will post additional amounts to the Fund’s account. At the conclusion of the term of the swap agreement, if a Fund has a loss equal to or greater than the collateral amount, the collateral amount is paid to the FCM along with any loss in excess of the collateral amount. If a Fund has a loss of less than the collateral amount, the excess collateral is returned to a Fund. If a Fund has a gain, the full collateral amount and the amount of the gain is paid to a Fund.

The regulation of cleared and uncleared swaps, as well as other derivatives, is a rapidly changing area of law and is subject to modification by government and judicial action. In addition, the SEC, CFTC and the exchanges are authorized to take extraordinary actions in the event of a market emergency, including, for example, the implementation or reduction of speculative position limits, the implementation of higher collateral requirements, the establishment of daily price limits and the suspension of trading. It is not possible to predict fully the effects of current or future regulation. However, it is possible that developments in government regulation of various types of derivative instruments, such as speculative position limits on certain types of derivatives, or limits or restrictions on the counterparties with which a Fund engages in derivative transactions, may limit or prevent the Fund from using or limit the Fund’s use of these instruments effectively as a part of its investment strategy, and could adversely affect the Fund’s ability to achieve its investment goal. The Adviser will continue to monitor developments in the area, particularly to the extent regulatory changes affect a Fund’s ability to enter into desired swap agreements. New requirements, even if not directly applicable to a Fund, may increase the cost of a Fund’s investments and cost of doing business.”

4.	At the bottom of page 4 of the Prospectus it states, “[i]f Fund expenses and/or actual borrowing/ lending rates were reflected, the Fund’s performance would be different than shown.” Please change “different” to “lower.”

Response: Pursuant to the Staff’s comment “different” has been changed to “lower” in the referenced sentence.

5.	In the “Inverse Correlation Risk” on page 6 of the Prospectus it states, “[a] single day or intraday increase in the level of TSLA ….” Please change “level” to “performance.”

Response: Pursuant to the Staff’s comment “level” has been changed to “performance” in the referenced sentence.

6.	In the “Non- Affiliation Risk” on page 7 of the Prospectus it states “[t]he Fund has not made any due diligence inquiry with respect to Tesla, Inc. in connection with this offering.” The Staff believes this statement is overbroad and inconsistent with an investment adviser’s fiduciary duties. Please modify this sentence accordingly or explain to the Staff how this sentence is consistent with the adviser’s fiduciary duties.

Response: In accordance with the Staff’s comment the Registrant has revised the disclosure for each Fund by removing the Non-Affiliation Risk and amending the Indirect Investment Risk as set forth below:

“Indirect Investment Risk. [underlying issuer] is not affiliated with the Trust, the Advisor, or any affiliates thereof and is not involved with this offering in any way, and has no obligation to consider the Fund in taking any corporate actions that might affect the value of Shares. The Advisor has not made any due diligence inquiry with respect to the publicly available information of [underlying issuer] in connection with this offering. Investors in the Shares will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to the common shares of [underlying issuer].”

7.	In the “Swap Agreement Risk” on page 39 of the Prospectus it states, “OTC swaps of the type that may be utilized by the Fund are less liquid than futures contracts …” Please explain how and why securities-based swaps are less liquid than securities futures.

Response: The Registrant believes OTC securities-based swaps are less liquid than securities futures due to the fact that OTC swaps are not traded on an exchange like securities futures, they do not have uniform terms and conditions like securities futures and they are generally entered into based upon the creditworthiness of the parties and the availability of credit support and in general are not transferable without the consent of the counterparty. The Registrant notes that this explanation is contained in the “Swap Agreement Risk” after the language referenced in the comment.

8.	Please add enhanced risk disclosure regarding the underlying issuers associated with each of the Funds.

Response: As stated in response to General–Comment 5 above, the MS Letter provides that “complete disclosure is not required to be set forth in the filings of the issuer of the Exchangeable Securities where there is sufficient market interest and publicly available information regarding the issuer of the Reference Asset Securities.” The Registrant believes the disclosure currently contained in the Registration Statement meets the requirements set forth in the MS Letter. However, the Registrant will add the Concentration Risk disclosure set forth in Risk Factors–Comment 1 to the Registration Statement.

Additional Information Regarding Investment Techniques

1.	In the paragraph immediately prior to “Table 1” on page 228 of the Prospectus it states, “[i]f an underlying security’s annualized volatility were to rise to 40%, the hypothetical loss for a one-year period for a Bull Fund widens to approximately 15% while the loss for a Bear Fund rises to 45%.” Please further clarify this statement.

Response: The Registrant has revised the referenced sentence to read as follows:

“If an underlying security provided no return over a one-year period and experienced annualized volatility of 40%, the hypothetical loss for a one-year period for a Bull Fund rises to 15% while the loss for a Bear Fund rises to 45% (as shown in Table 1 below).”

2.	Please clarify that “Table 2 – Historic Volatility” relates to the historical volatility of the underlying issuers. Additionally, please clarify the sentence prior to “Table 2” that states, “[t]he negative implications of volatility in Table 1 can be combined with the recent volatility in Table 2 to give investors some sense of the risks of holding the Funds for longer periods over the past five years.”

Response: The Registrant confirms that “Table 2 – Historic Volatility” relates to the historic volatility of the underlying issuers. In response to this comment, the heading will be changed to “Table 2 – Historic Volatility of the Underlying Issuers.” The referenced sentence indicates that an investor may take the Historic Volatility Rate presented in Table 2 for an underlying security and compare it it to the data presented in Table 1 to get an estimate of expected losses for the respective Fund, assuming no return, if the investor were to hold shares of the Fund over periods longer than a day over the past five years. This is intended to help investors better understand the risks associated with holding the Funds.

Tax Status

1.	Given the federal income tax treatment of certain aspects of the proposed operations of the Funds are not entirely clear, and given the resulting implications to the Funds’ ability to qualify and maintain regulated investment company (“RIC”) status under Subchapter M of the Internal Revenue Code of 1968, as amended (the “Code”), the ultimate tax treatment of the Funds appears to be material to an informed investor. Therefore, please explain the technical merits of your tax position regarding RIC status, any known views of the taxing authorities with respect to the positions, a history of the taxing authority with respect to resolving Fund tax issues with similar levels of technical support, and any other relevant information. As discussed in ASC-740, there is a presumption when performing such analysis, that tax positions will be examined by a taxing authority that has knowledge of all relevant information.

Response: Each Fund intends to qualify as a RIC under the Code and will comply with the relevant diversification test.5

[5]	Generally speaking, to qualify as a RIC a fund must be a domestic corporation that elects to be treated as a RIC and meets additional requirements. These requirements include an income test (whereby a fund must derive at least 90% of its gross income from dividends, interest, payments with respect to securities loans, and gains from the sale or other disposition of stock or securities (as defined in section 2(a)(36) of the 1940 Act), or other income (including gains from options) derived with respect to its business of investing in securities) and a diversification test (whereby a fund must hold 50% of its assets in cash, government securities, securities of other RICs or other securities subject to 5% or 10% restrictions). See 26 U.S.C. 851(b). Additionally, a fund may not invest more than 25% of the value of its total assets in the securities of any one issuer. See id.

At the close of each quarter of a RIC’s taxable year, (1) 50% or more of the value of the RIC’s total assets must be represented by cash, cash items (including receivables), United States government securities, securities of other regulated investment companies, and other securities, with such other securities limited, in respect of any one issuer, to an amount not greater than 5% of the value of the RIC’s assets and not greater than 10% of the outstanding voting securities of such issuer and (2) not more than 25% of the value of the RIC’s assets may be invested in securities of (x) any one issuer (other than U.S. government securities or securities of other regulated investment companies), (y) two or more issuers which the RIC controls and which are engaged in the same, similar or related trades or businesses or (z) one or more “qualified publicly traded partnerships.”

Each Fund will invest up to approximately 10% of its assets in the underlying issuer’s stock, and 90% to 100% of its assets in cash, cash items, money market funds or treasury securities, with the remaining balance of each Fund’s assets invested in OTC swaps that reference the underlying security. The initial fair value of each OTC swap is anticipated to be $0.

Each Fund will meet the RIC diversification tests. Each Fund’s up to 10% position in the underlying stock and 90% to 100% position in cash, cash items, money market funds or treasury securities will satisfy the 50% requirement detailed in Section 851(b)(3) of the Code, and no position of a single issuer will exceed 25%. Although the IRS has ruled in respect of a variety of financial products that a RIC must look through the financial instrument to the issuer of the underlying referenced asset, the IRS has not taken a clear position as to who should be treated as the issuer in regard to swaps. For this reason, each Fund intends to test its diversification both as if the counterparty were the issuer and as if the issuer of the referenced security were the issuer. The swaps are intended to be on-market swaps and so will have a zero value on acquisition. Over time the value of the swaps will either become positive or negative, but the swaps are intended to have settlement dates immediately before the calendar quarters so that the swaps will have a positive value of no more than 15% of the portfolio at the end of any calendar quarter.

Code Section 851(c)(4) provides that “value” in the case of securities for which market quotations are readily available is the market value of such securities. With respect to other securities and assets, under Code Section 851(c)(4), “value” is the fair value as determined in good faith by the board of directors.

Each Fund will cause the portfolio to meet the required percentage holdings and diversification limitations at the end of each quarter.

Each Fund intends to meet the income test under the Code, as it is anticipated that all of the income from their investments will count towards the 90% requirement under Section 851(b)(2) of the Code. Under Code Section 851(b)(2)(A), qualifying income includes dividends, interest, gains from the sale of stock or securities, or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities or currencies. Income derived from any interest in the underlying stock, money market funds and/or disposition of such securities will qualify toward the 90% test. Additionally, if the swaps are treated as securities for the purposes of the 1940 Act, any income from swaps and any income from the disposition of the swaps that reference the underlying security will be income from the disposition of a security under the 1940 Act, which is specifically included as qualifying income.6

If the swaps are not securities for the purposes of the 1940 Act, the income from the swaps should still be qualifying income under Code Section 851(b)(2)(A) because the referenced asset is a security under the 1940 Act and the same security held in a long position by the Fund. The reference to “other income” as qualifying income was added by section 653(b) of the Tax Reform Act of 1986 (P.L. 99-514). Although the House, Senate and Conference committee reports do not provide a substantive discussion of the provision, there is evidence of Congressional intent provided in certain floor statements made and included as part of the Congressional Record and in the General Explanation of Tax Reform Act of 1986, prepared by the Staff of the Joint Committee on Taxation.

[6]	Pursuant to Code Section 851(c)(6), “security” for the purposes of Code Section 851 has the same meaning as when used in the 1940 Act.

In September 1985, H.R. 3397 was introduced in the House of Representatives by Representatives Flippo, Kennelly and McGrath, and in introducing the bill, Mr. Flippo made several remarks. He noted that the legislation was introduced to “enable the industry to fully respond to the changing financial marketplace, to continue to act in the best interest of the mutual fund shareholder, and to provide the mutual fund shareholder, typically a middle-income American, the same opportunities available to the direct investor, who is generally wealthier than the average American.”7 He went on to note that “[m]utual funds, which are regulated by the Securities and Exchange Commission, should not be unduly restricted by outmoded provisions of the Internal Revenue Code.”8 In other words, Mr. Flippo viewed the provision as introducing a flexibility into the qualifying income definition that could adapt to new financial products.

In analyzing whether a financial instrument generates qualifying income under the “other income” clause of Code section 851(b)(2), we examine the relationship between the item of income and the RIC's business of investing in stock, securities, or currencies.9 In the present situation, the referenced asset of each swap is a security under the 1940 Act, and the same security is held by RIC in its portfolio, so there is a strong relationship between the income from the swaps and the business of the RIC of investing in securities.

In addition to the basic requirements enumerated above, each Fund affirms it will seek to comply with all other RIC requirements and that information regarding the Fund’s tax status and any risks related thereto will be adequately disclosed in the Prospectus.

SAI

1.	The Staff notes the following disclosure in the “Purchase and Redemption of Shares in Creation Units — Acceptance of Order of Creation Units” section of the Funds’ SAI:

“The Trust reserves the absolute right to reject an order for Creation Units transmitted to it by the Transfer Agent in respect of a Fund including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (e) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners; (g) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (h) circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.”

[7]	131 Cong. Rec. H7699 (Sept. 20, 1985) (statement of Rep. Flippo).
[8]	Id.
[9]	PLR 201524020 (June 12, 2015).

The Staff believes (d) and (f) should be deleted. The Staff notes the disclosure in question may be derived from previous exemptive relief given to ETF sponsors. However, in connection with Rule 6c-11, the Commission stated its belief that an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio securities are traded are closed for a limited period of time. See Exchange-Traded Funds Release No. 33-10515 at pages 67-68 (June 28, 2018). In adopting the Rule, the Commission further noted that if the suspension of creation units impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay or receive in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from Section 22(d) and Rule 22c-1, and therefore would be inconsistent with Rule 6c-11. See Exchange-Traded Funds Release No. 33-10695 at page 59 (Sept. 25, 2019). The Staff also requests that the statement relating to “the absolute right” be revised to instead state “for any legally permissible reason”.

Response: The Trust has revised the disclosure as follows:

“Acceptance of Orders of Creation Units

The Trust reserves the ~~absolute~~ right to reject an order for Creation Units transmitted to it by the Transfer Agent in respect of the Fund including, without limitation, if (a) the order is not in proper form or the Deposit Securities delivered do not consist of the securities that the Custodian specified; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; ~~(d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund;~~ (d~~e~~) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (e) ~~the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners; (g)~~ the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (f) circumstances outside the control of the Trust, the Custodian, the Transfer Agent, the Distributor, and/or the Advisor make it for all practical purposes not feasible to process orders for Creation Units.”

*     *     *     *     *

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler LLP

By:	/s/ Morrison C. Warren

Morrison C. Warren

Appendix A

AXS 2X TSLA Bear Daily ETF (TSLQ)

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.95%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses(1)	0.62%
Total Annual Fund Operating Expenses(2)	1.57%
Fee Waiver and Expense Reimbursement(3)	(0.42%)
Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement (1),(2),(3)	1.15%

(1)	“Other Expenses” are estimates based on the expenses the Fund expects to incur for the current fiscal year.
(2)	The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example. The total indirect cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is estimated to be 0.20% for the fiscal year ending March 31, 2023.
(3)	AXS, has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that total annual fund operating expenses (exclusive of any (i) leverage interest, (ii) brokerage fees and commission, (iii) acquired fund fees and expenses, (iv) fees and expenses associated with instruments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses), (v) interest and dividend expense on short sales), (vi) taxes, (vii) other fees related to underlying investments (such as option fees and expenses or swap fees and expenses), (viii) expenses incurred in connection with any merger or reorganization or (ix) extraordinary expenses such as litigation) will not exceed 1.15%. This agreement is effective until July 31, 2023 and it may be terminated before that date only by IMST II’s Board of Trustees. AXS is permitted to seek reimbursement from the Fund, subject to certain limitations, of fees waived or payments made by AXS to the Fund for a period ending three years after the date of the waiver or payment. Such reimbursement may be requested from the Fund if the reimbursement will not cause the Fund’s annual expense ratio to exceed the lesser of (a) the expense limitation in effect at the time such fees were waived or payments made, or (b) the expense limitation in effect at the time of the reimbursement. Reimbursements of fees waived or payments made will be made on a “first in, first out” basis so that the oldest fees waived or payments are satisfied first.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

	1 Year	3 Years
Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	$117	$455